UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 – REGISTRANT INFORMATION

American Eagle Energy Corporation

Full Name of Registrant:

Former Name if Applicable:

2549 W. Main Street, Suite 202

Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120

City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”), we no longer qualify as a “smaller reporting company.” In addition to expanded disclosures, we are also now subject to accelerated filer deadlines and must provide an independent auditor’s attestation report on our internal control over financial reporting, as required by Section 404(b) of the Sarbanes-Oxley Act of 2002.

On March 2, 2015, we announced that we were continuing to assess our near- and mid-term liquidity and, in consultation with our standard advisors, as well as two newly engaged, experienced investment banks, were exploring options to strengthen our balance sheet. We also announced that we would utilize the 30-day grace period provided in the related bond indenture to determine whether to make the semi-annual interest payment due on our 11% secured bonds that we issued to certain bondholders in August 2014. As a result of our deferring a decision in respect of making such interest payment, we must revise certain portions of our internal, draft disclosures in Item 7, “Management’s Discussion and Analysis” of our Annual Report on Form 10-K and Note 18. Subsequent Events to our notes to our consolidated financial statements. Further, our independent registered public accounting firm must conclude its audit of our financial statements in light of our deferral of our decision in respect of this interest payment. Finally, we need additional time for XBRL processing to incorporate these changes.

In connection with the foregoing, we require additional time to finalize the required disclosures and documentation, as well as to finalize our financial statements, for our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 cannot be filed within the prescribed time period without unreasonable effort or expense. We expect to file our Annual Report on Form 10-K on or before March 31, 2015.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley M. Colby	303	798-5235
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues from the sale of oil, natural gas, and liquids increased by approximately 40% for the year ended December 31, 2014, compared to the prior year due to increased production by volume of barrels of oil equivalent, as partially offset by a decline in oil prices after considering the effects of our settled derivatives. In connection with our increased production (due to an increase in the number of operated wells and to costs we incurred to acquire additional acreage and net revenue / working interests in existing properties), our depletion, depreciation, and amortization expense increased between the fiscal years. Further, our gross capitalized costs related to amortizable oil and gas properties, prior to any year-end impairment adjustments, increased by approximately 100% between the fiscal years. Finally, under full cost accounting rules, we were required to write-down the value of our oil and gas properties, subject to amortization, as of December 31, 2014 by approximately $79.4 million. The impairment was largely due to falling oil prices, which negatively affected the PV10 value of the underlying oil and gas reserves. The impairment expenses represent non-cash charges against our earnings. We also recognized increased interest expense for the year ended December 31, 2014 related to the Morgan Stanley Capital Group, Inc. Credit Facility that we repaid in August 2014 and the above-referenced contemporaneously issued bonds. Amortization of the original issuance bond discount and deferred financing costs, both of which are non-cash items, are included in interest expense.

American Eagle Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2015	By:	/S/ BRADLEY M. COLBY
Bradley M. Colby
President and Chief Executive Officer